UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC  FILE NUMBER

333-121787

CUSIP Number

40432Y 109

(Check one):    ☐  Form 10-K    ☐  Form 20-F    ☐  Form 11-K    ☒  Form 10-Q    ☐  Form 10-D ☐  Form N-SAR

 ☐  Form N-CSR

For Period Ended:  June 30, 2012

☐            Transition Report on Form 10-K

☐            Transition Report on Form 20-F

☐            Transition Report on Form 11-K

☐            Transition Report on Form 10-Q

☐            Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

               HPIL Holding

Full Name of Registrant

               7075 Gratiot Road, Suite 1

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

               Saginaw, Michigan  48609

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)           The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒           (b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)           The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (07-03)

2090551v1

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to obtain and complete the necessary information required to be included in the Form 10-Q for the quarterly period ended June 30, 2012 within the required time period.  The Registrant expects to be able to obtain the information and file the Form 10-Q within the extension due date.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

                               Nitin Amersey                                                    (989)                                      891-0500

                              (Name)                                                   (Area Code)                            (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).   Yes  ☒    No  ☐

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    Yes ☐                 No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               HPIL Holding

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date        August 14, 2012                                                 By  /s/ Louis Bertoli

                                                                                              Louis Bertoli, President, CEO, Director and Chairman